EXHIBIT 21
ESI Subsidiaries
As of March 28, 2015

Name	State/Country of Incorporation	Percentage of Voting Securities Owned
ESI International Corp.	Oregon	100%
ESI China, Inc.	Oregon	100%
New Wave Research, Inc.	California	100%
ESI-Pyrophotonics Lasers, Inc.	Canada	100%
Electro Scientific Industries Europe Ltd.	United Kingdom	100%
Electro Scientific Industries, SARL	France	100%
Electro Scientific Industries GmbH	Germany	100%
Eolite Systems, SAS	France	100%
ESI Taiwan (Branch Office)	Taiwan	100%
ESI Electronic Equipment (Shanghai) Co., Ltd.	China	100%
ESI Korea Co. Ltd.	Korea	100%
Electro Scientific Industries Japan Co., Ltd.	Japan	100%
Electro Scientific Industries Singapore PTE Ltd.	Singapore	100%
ESI Technology Development, Pte. Ltd.	Singapore	100%
ESI China R&D Investment, Pte. Ltd.	Singapore	100%
ESI (Beijing) R&D Center Co., Ltd.	China	100%
ESI (Beijing) Electro Optic Manufacturing Co. Ltd.	China	100%